

Mail Stop 3561

June 10, 2016

Richard M. Osborne
The Committee to Re-Energize Gas Natural
7001 Center Street
Mentor, OH 44060

> **Re:** **Gas Natural Inc.**
> **Revised Preliminary Proxy on Schedule 14A**
> **Filed June 6, 2016 by The Committee to Re-Energize Gas Natural**
> **File No. 001-34585**

Dear Mr. Osborne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Why We Are Soliciting Your Proxy

Gas Natural's Performance Has Suffered, page 4

1. We note your response to the first bullet of comment 3. Please provide support for your statement that Gas Natural has "shift[ed] to a national call center instead of continuing to have sales representatives in the field…" It is our understanding that Gas Natural is not utilizing a national call center for its utility operations. Further, please provide support for your statement that this shift has negatively impacted revenues.

Proxy Card

2. We note your response to comment 11. It appears that the language is still contradictory and inconsistent with Exchange Act Rule 14a-4(b)(1). In this regard, under "Authorized Signatures" you continue to state that the Proxy will be voted as recommended by the Nominees if no voting instructions are indicated above, yet you make no recommendations as to Proposals 3 and 4. Please revise or advise.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Mara Ransom, Assistant Director, at (202) 551-3264 or Perry J. Hindin, Special Counsel, at (202) 551-3444 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products